April 10, 2025

Joseph Naggar
Chief Executive Officer
Republic Digital Acquisition Company
149 5th Ave, 10th Floor
New York, NY 10010

       Re: Republic Digital Acquisition Company
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 1, 2025
           File No. 333-285386
Dear Joseph Naggar:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 27, 2025 letter.

Amendment No.1 to Registration Statement on Form S-1
Exhibits

1.     Please request that Cayman Islands counsel revise its opinion in Exhibit
5.2 to remove
       inappropriate assumptions. In this regard, we note paragraphs 2.5 and
2.8. It is not
       appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin
       No. 19.
 April 10, 2025
Page 2

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Stuart Neuhauser, Esq.